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SEC MAIL PROCESSING
RECEIVED
NOV 19 2013
WASH., D.C.
130 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GuideStone Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 Cedar Springs Rd
(No. and Street)

Dallas	TX	75201-1498
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Cook — 214-720-4641 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/3/13

OATH OR AFFIRMATION

I, R. Scott Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GuideStone Financial Services, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TRACEE L LARSON
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-02-2016

R Scott Cook
Signature

Treasurer, CFO, FINOP
Title

Tracee L Larson
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GUIDESTONE FINANCIAL SERVICES

September 30, 2013

Report Pursuant to Rule 17a-5(d)

CF ACCOUNTANTS CONSULTANTS

GUIDESTONE FINANCIAL SERVICES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2013

GUIDESTONE FINANCIAL SERVICES

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1 - 2
STATEMENT OF FINANCIAL CONDITION		3
STATEMENT OF OPERATIONS		4
STATEMENT OF CHANGES IN MEMBER'S EQUITY		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 8
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10 - 11
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		14 - 15

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GuideStone Financial Services

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GuideStone Financial Services as of September 30, 2013 and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GuideStone Financial Services as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
October 29, 2013

GUIDESTONE FINANCIAL SERVICES
Statement of Financial Condition
September 30, 2013

ASSETS

Cash	$	250,000
Revenue Receivable		970
Prepaid expenses		9,906
Total assets	$	260,876

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued liabilities and deferred revenue	$	10,876
Total liabilities		10,876
Member's equity		250,000
Total Liabilities and Member's Equity	$	260,876

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Operations
For the Year Ended September 30, 2013

Revenues	
Fee revenue	$ 317,013
Total revenue	317,013
Expenses	
Salary and benefits	254,315
Regulatory fees and expenses	42,969
Other operating expense	19,729
Total expenses	317,013
Net Income	$ --

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Changes in Member's Equity
For the Year Ended September 30, 2013

Total member's equity as of September 30, 2012	$	250,000
Net income		--
Total member's equity as of September 30, 2013	$	250,000

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities	
Net Income	$ --
Adjustments to reconcile net income to net cash flows from operating activities:	
Change in assets and liabilities:	
Decrease in prepaid assets	4,806
Increase in deferred revenue receivable	(970)
Decrease in accrued liabilities and deferred revenue	(3,836)
Net cash flows from operating activities	--
Net cash flows from investing activities	--
Net cash flows from financing activities	--
Cash at beginning of period	250,000
Cash at end of period	$ 250,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

GuideStone Financial Services (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a tax exempt, Texas not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Service Code. It is a non-stock company with a sole member, GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone") that elects the directors of the Company.

The Company operates as a fully disclosed, introducing broker-dealer. The Company solely engages in the sale of mutual fund securities, on a subscription-basis only. As a result, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934, under paragraph (k)(1) of that Rule.

The investment company securities offered by the Company consist exclusively of shares of the GuideStone Funds family of registered mutual funds (the "Funds"). The Company offers the Funds' shares to eligible investors through retail and institutional accounts.

Note 2 - Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 3 - Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Related Party Transactions

Common Control

The Company and GuideStone are related parties under common control and the existence of that control could create operating results and financial positions different had the Company been autonomous.

Shared Expense Agreement

All operating costs and expenses of the Company are incurred by an affiliate, GuideStone. The Company's expenses, in accordance with an executed Expense Sharing Agreement, are borne by or reimbursed by GuideStone. Also, as part of this Expense Sharing Agreement, GuideStone provides certain offices and personnel.

Fee Revenue

All of the Company's fee revenue is derived from GuideStone in accordance with an Internal Fee Arrangement. In accordance with the agreement, the Company provides services to GuideStone through its operation as a broker-dealer. Revenue is recognized when earned.

Note 5 - Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or a ratio of 15 to 1 of aggregate indebtedness. As of September 30, 2013, the Company had net capital of $239,124 which exceeded the minimum requirement of $5,000 by $234,124. At September 30, 2013, the Company had aggregate indebtedness of $10,876. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at September 30, 2013.

Note 6 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual fund company.

Note 7 - Concentration Risk

Cash is comprised solely of cash on deposit in accounts with depository institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At September 30, 2013, the cash balances did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in subscription-basis only sales of mutual fund securities.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2013

Schedule I

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	250,000
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		250,000
Deductions and/or charges		
Non-allowable assets:		10,876
Net capital before haircuts on securities positions		239,124
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital	$	239,124

AGGREGATE INDEBTEDNESS

Accrued liabilities and deferred revenue	$	10,876
Total aggregate indebtedness	$	10,876

Schedule I (continued)

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 725
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 234,124
Excess net capital at 1000%	$ 238,036
Ratio: Aggregate indebtedness to net capital	.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

GUIDESTONE FINANCIAL SERVICES
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of September 30, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1), in which all customer transactions consist of subscription-basis only sales of mutual fund securities.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Directors and Member of
GuideStone Financial Services

In planning and performing our audit of the financial statements of GuideStone Financial Services (the "Company"), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
October 29, 2013